UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 23, 2014

State Bank Financial Corporation
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

000-54056	27-1744232
(Commission File Number)	(IRS Employer Identification No.)

3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip Code)

(404) 475-6599
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.01  Entry into a Material Definitive Agreement.

On June 23, 2014, State Bank Financial Corporation ("State Bank"), the holding company for State Bank and Trust Company, and Georgia-Carolina Bancshares, Inc. (“Georgia-Carolina”), the holding company for First Bank of Georgia, entered into an agreement and plan of merger (the "Merger Agreement"), which provides that, subject to the terms and conditions set forth in the Merger Agreement, State Bank will acquire Georgia-Carolina and its wholly-owned subsidiary, First Bank of Georgia, in a cash and stock transaction with a purchase price of approximately $82 million, or $22.35 per share. The transaction value at the time of the merger may change due to fluctuations in the price of State Bank Financial common stock.

Subject to the terms and conditions of the Merger Agreement, each share of Georgia-Carolina common stock will be converted into the right to receive $8.85 in cash and a number of shares of State Bank common stock equal to an exchange ratio (described below), subject to the limitations that, if the aggregate value of the stock consideration is less than 40% of the aggregate merger consideration, the exchange ratio will be adjusted such that the aggregate stock consideration is at least 40% of the aggregate merger consideration. Cash will also be paid in lieu of fractional shares.

The exchange ratio will depend on the average closing price of State Bank’s common stock during the twenty trading day period ending five business days before the closing of the transaction (the "Final State Bank Price"). If the Final State Bank Price is above $14.00 but below $17.00, the exchange ratio will be equal to $13.50 divided by the Final State Bank Price. If the Final State Bank Price is at or above $17.00, the exchange ratio will be 0.794. If the Final State Bank Price is at or below $14.00, the exchange ratio will be 0.964.

At the effective time of the merger, each option granted by Georgia-Carolina to purchase shares of Georgia-Carolina’s common stock will be cancelled immediately prior to completion of the merger in exchange for a cash payment at closing equal to the product obtained by multiplying (1) the number of shares of Georgia-Carolina’s common stock underlying such person’s options by (2) the Per Share Purchase Price (as defined in the Merger Agreement) less the exercise price per share of such options, by entering into a Stock Option Cash-Out Agreement. In the event that the product obtained by the prior sentence is zero or a negative number, then the options will be cancelled for no consideration. Each option to acquire Georgia-Carolina’s common stock outstanding but unvested on the date of closing will be accelerated to vest prior to the closing of the merger.

Pursuant to the Merger Agreement, at the closing of the merger, State Bank will designate one person who previously served on the board of directors of Georgia-Carolina to serve on State Bank’s board of directors. In addition, at the closing of the merger, State Bank, as the sole shareholder of First Bank of Georgia, will cause the board of directors of First Bank of Georgia to be comprised of 15 current board members of First Bank of Georgia and State Bank’s President, J. Thomas Wiley, Jr.

The Merger Agreement contains customary representations and warranties from State Bank and Georgia-Carolina, and State Bank and Georgia-Carolina have agreed to customary covenants and agreements, including, among others, covenants and agreements relating to (1) the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the closing of the merger, (2) Georgia-Carolina’s obligation to facilitate its shareholders’ consideration of, and voting upon, the necessary approval in connection with the merger, and (3) each party’s obligation to use commercially reasonable efforts to promptly prepare and file all necessary regulatory applications.

The Boards of Directors of State Bank and Georgia-Carolina have approved the Merger Agreement. The Merger Agreement and the transactions contemplated thereby are subject to the approval of the shareholders of Georgia-Carolina, regulatory approvals, and other customary closing conditions. The Merger Agreement provides certain termination rights for both State Bank and Georgia-Carolina and further provides that upon termination of the Merger Agreement under certain circumstances, Georgia-Carolina will be obligated to pay State Bank a termination fee of $4,500,000. In addition, either State Bank or Georgia-Carolina can terminate the Merger Agreement if the merger has not been closed by February 28, 2015, if the failure to close is not caused by the breach of the Merger Agreement by the party electing to terminate.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. Capitalized terms used but not defined herein shall have such meanings as set forth in the Merger Agreement. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about State Bank, Georgia-Carolina or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of State Bank, Georgia-Carolina or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by State Bank.

In connection with entering into the Merger Agreement, each of the directors and executive officers of Georgia-Carolina have entered into a voting agreement with State Bank, pursuant to which each such person has agreed, among other things, to vote all shares of Georgia-Carolina's common stock owned by such person in favor of the approval of the Merger Agreement and the transactions contemplated thereby (the “Support Agreements”). The Support Agreements generally require that the shareholders who are a party thereto vote all of their shares of Georgia-Carolina's common stock in favor of the merger and against alternative transactions and generally prohibit such shareholders from transferring their shares of Georgia-Carolina common stock prior to the consummation of the merger. The Support Agreements will terminate upon the earlier of the consummation of the merger or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 of this Current Report on Form 8-K, and incorporated by reference herein.

Forward-Looking Statements

Some of the statements in this Form 8-K are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “intend,” “plan,” “seek,” “believe,” “expect,” “strategy,” “future,” “likely,” “project,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements related to future expectations, including expectations of State Bank related to expanding its footprint in certain markets as a result of the transaction and statements relating to the expected timing, completion and other effects, including the transition of services, related to the proposed transaction. These forward-looking statements are subject to risks, uncertainties and other factors, such as the inability to obtain the requisite regulatory and shareholder approvals for the proposed transaction and meet other closing terms and conditions, the reaction to the transaction of each bank’s customers, employees and counterparties or difficulties related to the transition of services, as well as additional risks and uncertainties contained in the “Risk Factors” and the forward-looking statement disclosure contained in State Bank’s Annual Report on Form 10-K for the most recently ended fiscal year, any of which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. All forward-looking statements speak only as of the date of this report. State Bank undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank will file a registration statement on Form S-4 with the SEC to register State Bank’s shares that will be issued to Georgia-Carolina’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Georgia-Carolina and a prospectus of State Bank, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about State Bank, Georgia-Carolina and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank at its website at http://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626. Security holders may also obtain free copies of the documents filed with the SEC by Georgia-Carolina at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706.731.6622.

State Bank, Georgia-Carolina and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia-Carolina in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of State Bank’s and Georgia-Carolina’s respective directors and executive officers, including shareholdings, is included in State Bank’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014, and Georgia-Carolina’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014. You can obtain free copies of this document from State Bank or Georgia-Carolina, respectively, using the contact information above.

Item 8.01 Other Events.

On June 24, 2014, State Bank issued a joint press release with Georgia-Carolina announcing the execution of the Merger Agreement. A copy of the joint press release is attached to this Current Report on Form 8-K as Exhibit 99.1. The investor presentation to be used by State Bank for its conference call on June 24, 2014 at 10:00 a.m. to discuss the transaction is attached to this Current Report on Form 8-K as Exhibit 99.2. The investor presentation is also available on State Bank’s website, www.statebt.com, under the “Investors” section.

Item 9.01 Financial Statements and Exhibits.

(d)      Exhibits.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger between State Bank Financial Corporation and Georgia-Carolina Bancshares, Inc. dated June 23, 2014.*
99.1	Joint Press Release dated June 24, 2014.
99.2	Investor Presentation dated June 24, 2014.

* Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE BANK FINANCIAL CORPORATION

Dated: June 24, 2014	By:	/s/ Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr.
Chief Financial Officer